CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

February 29, 2012

TABLE OF CONTENTS

Documents Incorporated By Reference	1

Glossary Of Terms	1

Forward Looking Statements	1

Incorporation	2

Corporate Profile	4

Three Year History	5

Competitive Strengths	10

Business Strategy	12

Lines Of Business	13

Competition	17

Fibre Supply	17

Properties	18

Human Resources	18

Environment	19

Social Responsibility	22

Research And Development	23

Capital Expenditures	23

Capital Structure	24

Foreign Operations	24

Risk Factors	25

Legal Proceedings	25

Dividends	25

Ratings	25

Market For Securities	27

Material Contracts	29

Transfer Agent And Registrar	30

Audit Committee Information	30

Corporate Governance	32

Directors And Officers	32

Interests Of Experts	34

Additional Information	34

Glossary Of Terms	36

CATALYST PAPER CORPORATION

ANNUAL INFORMATION FORM

(with respect to the year ended December 31, 2011)

DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified sections of the audited consolidated financial statements of Catalyst Paper Corporation for the fiscal year ended December 31, 2011 (the “2010 Financial Statements”), the report of the auditors thereon dated February 29, 2012, and management’s discussion and analysis thereof (the “2011 Annual Report”) filed with the securities commission or similar authority in each of the provinces of Canada, are incorporated by reference into and form an integral part of this Annual Information Form. The 2011 Annual Report is available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

In this Annual Information Form, unless otherwise specified, “Catalyst”, the “Corporation”, “we”, “us”, and “our” refer to Catalyst Paper Corporation and its subsidiaries and affiliates. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

A Glossary of Terms is included on page 36.

FORWARD LOOKING STATEMENTS

Certain statements and information in this Annual Information Form are not based on historical facts and constitute forward-looking statements or forward looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (“forward looking statements”), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•	can be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases;

•	reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:
o	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;
o	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
o	our ability to successfully obtain cost savings from our cost reduction initiatives;
o	our ability to implement business strategies and pursue opportunities;
o	expected cost of goods sold;
o	expected component supply costs and constraints; and

o	expected foreign exchange and tax rates;

•	while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in this Annual Information Form and in Management’s Discussion and Analysis for the financial year ended December 31, 2010, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Certain of these risks are:
o	the impact of general economic conditions in the countries in which we do business
o	conditions in the capital markets and our ability to obtain financing and refinance existing debt;
o	market conditions and demand for our products (including declines in advertising and circulation);
o	the implementation of trade restrictions in jurisdictions where our products are marketed;
o	fluctuations in foreign exchange or interest rates;
o	raw material prices (including wood fibre, chemicals and energy);
o	the effect of, or change in, environmental and other governmental regulations;
o	uncertainty relating to labour relations;
o	the availability of qualified personnel;
o	legal proceedings;
o	the effects of competition from domestic and foreign producers; and
o	the risk of natural disaster and other factors many of which are beyond our control.
o	Risks and uncertainties relating to our creditor protection proceedings, including our ability to continue as a going concern and ability to implement a debt restructuring.

As a result, no assurance can be given that any of the events or results anticipated by such forward looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc. On October 3, 2005 we changed our name to Catalyst Paper Corporation.

Catalyst’s principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries. On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited. Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand (“Fletcher Challenge New Zealand”). In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand’s paper division worldwide were acquired by Norske Skogindustrier ASA. As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand’s 50.76% interest in Fletcher Challenge Canada Limited. On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA’s interest in Catalyst decreased to 29.4%. On February 16, 2006 Norske Skogindustrier ASA sold its remaining 29.4% interest in Catalyst by way of a secondary offering.

Pacifica Papers Inc.’s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

Client accounts managed by Third Avenue Management LLC (“TAM”) acquired common shares of the Corporation in 2006 and 2008. TAM advised the Corporation in February 2111 that, as at February 24, 2011, TAM exercised control or direction over 129,297,001 common shares representing approximately 33.87% of the issued and outstanding common shares and TAM had voting control over 119,535,373 common shares, representing 31.22% of the issued and outstanding common shares. TAM advised the Corporation in February 2012 that, as at February 16, 2012, all common shares of Corporation owned by client accounts managed by TAM had disposed of their common shares of the Corporation.

Our head and registered office is located at 2nd Floor, 3600 Lysander Lane, Richmond, British Columbia, V7B 1C3.

We own all of the issued and outstanding shares of the following principal subsidiaries:

Subsidiaries	Jurisdiction
Elk Falls Pulp and Paper Limited	British Columbia
Catalyst Paper Finance Limited	British Columbia
Catalyst Pulp Operations Limited	British Columbia
Catalyst Pulp Sales Inc.	British Columbia
Catalyst Pulp and Paper Sales Inc.	British Columbia
Catalyst Paper Energy Holdings Ltd.	Canada
Catalyst Paper (USA) Inc.	California
Catalyst Paper Holdings Inc.	Delaware
Catalyst Paper (Snowflake) Inc.	Delaware
Catalyst Paper Recycling Inc.	Delaware
Pacifica Papers Sales Inc.	Delaware
Pacifica Poplars Ltd.	British Columbia
Pacifica Poplars Inc.	Delaware
Pacifica Papers U.S. Inc.	Delaware
The Apache Railway Company	Arizona

We are a partner of the British Columbia general partnership Catalyst Paper. We hold a 71.3% interest in the partnership and our subsidiary, Catalyst Pulp Operations Limited, holds the remainder. We also own 50.001% of Powell River Energy Inc., a Canadian corporation, which owns hydroelectric assets that provide power to our Powell River mill.

CORPORATE PROFILE

We are the largest producer of mechanical printing papers in western North America. We also produce NBSK pulp. Our business is comprised of three business segments: specialty printing papers, newsprint and pulp. Specialty printing papers include coated mechanical, uncoated mechanical and directory paper. We are the only producer of coated mechanical paper and soft-calendared mechanical paper in western North America.

Our four pulp and paper operations are located at Crofton on the east coast of Vancouver Island, British Columbia, Port Alberni on central Vancouver Island, Powell River on the west coast of the British Columbia mainland, and at Snowflake, Arizona.

The chart below represents our expectation as to mill capacity in 2012, in thousands of tonnes, among the different product lines that can be produced at each mill. Capacity per product can vary as some of our paper machines are capable of producing more than one product line.

2012 CAPACITY BY MILL LOCATION AND PRODUCT LINE [1]
	Number of	Specialty printing papers [1]			Newsprint [1]	Market Pulp	Total
Mill location	paper machines	Uncoated mechanical	Coated Mechanical	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	2	-	-	111,000	194,000	335,000 2	642,,000
Port Alberni, B.C.	2	-	223,000	115,000	-	-	338,000
Powell River, B.C.	3	480,000	-	-	-	-	480,000
Snowflake, Arizona	2	60,000	-	-	277,000	-	337,000
Total capacity (tonnes)	10	540,000	223,000	226,000	471,000	335,000	1,785,000
% of total capacity		30%	12%	13%	26%	19%	100%

1.	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2.	Total pulp capacity at Crofton is 395,000 tonnes, of which 335,000 tonnes are designated as market pulp with the remainder 60,000 tonnes being consumed internally. A plan was approved to expand total pulp capacity bv approximately 25,000 tonnes by 2012.
3.	The No. 1 paper machine at Crofton (with a capacity of, approximately 140,000 tonnes of newsprint production on an annualized basis) remains indefinitely curtailed. It is not expected that this paper machine would restart for the purposes of newsprint production

Specialty Papers

Our specialty printing papers can be manufactured on all of our paper machines. The specialty paper business segment has a total annual production capacity of 989,000 tonnes in 2012.

Specialty printing paper products represent our largest business segment, generating 57% of our 2011 consolidated sales revenue (57% for 2010). Our customer base consists primarily of retailers, magazine, catalogue and book publishers, commercial printers and telephone directory publishers. Specialty printing paper products are sold primarily by our sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2011, 89% of our specialty paper sales volumes were with customers in North America.

Newsprint

Newsprint can be manufactured on three paper machines in British Columbia at Crofton and Powell River and two paper machines in Snowflake, Arizona. The newsprint business segment has a current total annual production capacity of 471,000 tonnes in 2012.

Newsprint sales generated 23% of our 2011 consolidated sales revenue (25% for 2010). The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America. In 2011, 70% of our newsprint sales volumes were with customers in North America.

Pulp

Our pulp segment consists of northern bleached softwood kraft (“NBSK”) pulp manufactured on two production lines at the Crofton mill, which has a total annual production capacity of 395,000 tonnes, of which approximately 60,000 tonnes represent capacity being consumed internally. The pulp business segment has a total annual NBSK market production capacity of 335,000 tonnes in 2012.

Pulp sales generated 20% of our 2011 consolidated sales revenue (18% for 2010) . In 2011, 98% of our pulp sales volumes were with customers in Asia.

The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products. Pulp is sold primarily by sales and marketing personnel based in Canada, and through a network of agents in locations throughout the world.

THREE YEAR HISTORY

Executive Changes

Kevin J. Clarke was appointed President and Chief Executive Officer on June 21, 2010. Richard Garneau tendered his resignation as President and Chief Executive Officer in January 2010 and left the Corporation on May 31, 2010. Denis Jean, a director of the Corporation who held this position on an interim basis until Mr. Clarke’s appointment, continued as a member of the Board of directors until his resignation from the board on February 2, 2012.

Companies’ Creditors Arrangement Act Proceedings

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the Companies’ Creditors Arrangement Act (“CCAA”). The company applied for recognition of the Interim Order under chapter 15 of title 11 of the US Bankruptcy Code. See “Proceedings under the Companies’ Creditors Arrangement Act”.

Note Exchange Transaction and Financing

In March, 2010, we issued US$280.4 million of new 11.0% senior secured notes, due December 2016 in exchange for US$318.7 million of our 8.625% senior unsecured notes due June 2011 (“2011 Notes”). We purchased US$9.5 million of our 2011 Notes for US$8.9 million in September, 2010 and redeemed all of the remaining outstanding 2011 Notes in February, 2011.

In May, 2010, we issued US$110.0 million of Class B 11.0% senior secured notes due December, 2016. The Class B 11.0% senior secured notes rank equally in right of payment with all of our existing and future 11.0% senior secured notes. The 11.0% senior secured notes are secured on a first-priority basis by the company’s fixed assets, with the exception of certain fixed assets securing our $175 million debtor-in possession asset based loan facility.

Permanent Closure of the Elk Falls Paper Mill and the Coquitlam Paper Recycling Facility

We permanently closed our Elk Falls paper mill in Campbell River, B.C., and our Coquitlam paper recycling facility during the third quarter of 2010 in light of weak markets for commodity paper grades combined with uncompetitive manufacturing costs, including labour, municipal taxes, fibre, and other input costs. Closure of our Elk Falls mill reduced our combined annual paper production capacity by 526,000 tonnes. We have incurred total severance costs to date of $9.7 million as a result of the closure of the Elk Falls mill and paper recycling facility. Asset-impairment and closure costs were $294.5 million.

Production Curtailment

The following table summarizes pulp and paper production curtailment in 2011:

2011 Production Curtailment (000 tonnes)	Specialty Printing Papers	Newsprint	Pulp	Total
Q1	0	35	0	35
Q2	0	35	0	35
Q3	0	35	0	35
Q4	0	35	0	35
Total	0	140	0	140
(1)	Curtailment relates to Crofton C1 machine which was curtailed throughout the year.

The newsprint production curtailment referred to in the above table relates to the curtailment of the C1 paper machine. This machine has been indefinitely curtailed since January 21, 2010 as a result of reduced customer demand and high operating costs and is not expected to restart for the purpose of newsprint manufacturing.

Cogen Arbitration Settlement

On November 20, 2009, we settled the arbitration proceeding relating to our 20 year energy services agreement with Island Cogeneration No. 2. Inc. (“Cogen”). This arbitration was a result of our declaration of force majeure under the energy services agreement due to the permanent closure of our Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre. This settlement terminated the energy services agreement and our contingent liability for energy not purchased. In January, 2011, we transferred to Cogen, the land that had been leased by Cogen upon which its energy facility is located. We have also granted certain easements and access rights to Cogen to facilitate the independent operation of the energy facility. In addition, Cogen has agreed to take steps to eliminate its reliance on us for certain services and we have agreed to cooperate with Cogen in that regard.

Green Transformation Program Credits

In October 2009, we were allocated $18 million of credits under the Canadian federal government’s “Green Transformation Program” and in February, 2011 received funding approval for two capital projects to improve energy efficiency, a $5 million project at our Port Alberni mill to improve combustion efficiency and environmental performance of its biomass boiler and a $13 million project at our Powell River mill to increase the electrical generation of the existing generator by approximately 18MW. Each of these projects is scheduled to complete in advance of the March 31, 2012 spending deadline. Funding will be applied as capital expenditures are incurred towards approved projects with program payments released quarterly based on costs incurred during each quarterly period.

Defined Benefit Pension Plans Funding

In December, 2011, the B.C. Superintendent of Pensions granted us an extension of the time limits within which amortization payments for solvency deficiencies are required to be made with respect to certain of our defined benefit pension plans. The extension and amortizes our solvency contribution payment obligations over the seven year period ended December 2017. As a result, our cash payments to the respective plans were reduced to $10,627,977 per year for 2011, 2012 and 2013. In February, 2012, we agreed to pay an additional $1,100,000 in respect of the solvency deficiencies in these plans through two equal payments in March, 2012 and April 15, 2012 as part of our CCAA proceedings.

Powell River Joint Venture Refinancing

In 2009, Powell River Energy Inc., in which we are a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds maturing in 2016. These bonds are non-recourse to us.

Property Tax Dispute

We paid $22.2 million of property taxes in 2011. This payment included $18.1 million municipal and provincial property taxes levied by our B.C. municipalities for 2011 as well as $4.1 million to North Cowichan for 2010 property taxes and interest.  Pursuant to statutory requirements, the payment to North Cowichan was applied firstly to pay outstanding 2010 property taxes, penalties and interest in full and secondly to 2011 property taxes.  As a result, as at December 31, 2012, there were unpaid property taxes owing to North Cowichan for 2011, together with the 10% penalty for late payment, of $0.4 million at December 31, 2011.

Our appeal to the Supreme Court of Canada regarding North Cowichan’s 2009 property taxes was dismissed on January 20, 2012. Shortly after that ruling we discontinued our proceedings disputing the 2010 and 2011 property taxes assessed by North Cowichan. As at February 29, 2012, we have paid all of our unpaid property taxes owing to North Cowichan for 2011. We also discontinued our appeal of the decision of the Supreme Court of British Columbia in respect of the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010.

We continue to press for a fair and sustainable level of municipal property taxes for major industry in the B.C. communities in which we operate.

We have also pursued remedies outside of the courts and on April 9, 2010 entered into an agreement in principle with the City of Powell River to reduce the annual major industry property taxes we pay to $2.25 million per year for the next five years and to jointly pursue arrangements that would enable a 20-year service agreement valued at $3.5 million over five years, under which we would treat the City’s liquid waste using the Powell River mill’s effluent system and burn the City’s bio-solids in the mill’s wood waste boiler.

Manning and Cost Reductions

One of the paper machines at Elk Falls was indefinitely curtailed in 2008 and the other two paper machines at Elk Falls were indefinitely curtailed in 2009. The Crofton C1 paper machine was indefinitely curtailed in January 2010 after having been temporarily curtailed since December 23, 2009. During the first quarter of 2010, the company incurred $14.1 million in severance costs for approximately 300 employees including employees who were impacted by the extended curtailment of our Elk Falls paper operations and indefinite closure of Crofton C1 paper machine and the paper recycling facility.

During 2010, we implemented previously announced changes to salaried employee and retiree pension and benefit plans, including the cessation of benefits related to future service under the defined benefit pension plans and a reduction in the company-provided contribution rate under the defined contribution pension plans from 7% to 5%. We also changed the design of our extended health and other benefits plan to include core coverage paid by the company with optional enhanced coverage, deductibles and dispensing fees paid by employees and introduced a 50/50 cost-sharing arrangement for provincial medical services plan premiums. In addition, annual vacation entitlements were limited to 5 weeks per employee and supplemental vacation benefits were eliminated on a prospective basis.

In September, 2009 we reached agreement with the Pulp, Paper and Woodworkers of Canada (“PPWC”) Local 2 union regarding manning structures and work practice changes in connection with the restart of one of the pulp production lines at the Crofton pulp mill.

Collective Agreements and Cost Reduction Initiatives

In 2011, we negotiated new collective agreements with the unions at our Snowflake mill (the International Brotherhood of Electrical Workers, United Steelworkers, United Transportation Workers and Carpenters Union) that expire in 2014. Our collective agreements with the CEP locals at our Crofton and Powell River and the PPWC local at our Crofton mills expire April 30, 2012 and our collective agreements with the CEP locals at Port Alberni expire April 30, 2013.

Revolving Credit Facility

On May 30, 2011, we amended our $330 million revolving asset based loan facility (the “ABL Facility”) by, reducing the amount of the facility to $175 million, extending the maturity date from August, 2013 to May 31, 2016 and removing the fixed assets of the Snowflake mill from the borrowing base under the ABL Facility. The ABL Facility provides for ongoing working capital, capital expenditure requirements as well as for general corporate purposes. Collateral consists of accounts receivable, inventories and cash and a second charge on the property, plant and equipment of our mills. The amended ABL Facility includes a financial covenant requiring the company to maintain a minimum fixed charge coverage ratio of 1.1/1.0 if excess availability under the ABL Facility is below $22 million. This financial covenant replaces the previous three financial covenants on minimum shareholder equity, minimum excess availability and limiting maximum capital expenditures in a fiscal year. The ABL Facility has essentially been replaced by the DIP Facility as part of our proceedings under the CCAA. See “Proceedings under the Companies’ Creditors Arrangement Act”.

British Columbia Carbon Tax

On February 20, 2008 the British Columbia government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008. The initial tax rate in 2008 was $10 per tonne of carbon-dioxide equivalent emissions, increasing in $5 per tonne increments each year to reach $30 per tonne by 2012. The tax applies to gasoline, diesel fuel, natural gas and other fossil fuels. We are a significant consumer of fossil fuels, both directly in our operations and through our reliance on fossil fuel powered transportation for the delivery of products and supplies. Although the intention is that the carbon tax will be, in the aggregate, revenue neutral, we are unable, in the short term, to take advantage in a material way of other tax initiatives designed to offset the carbon tax. The tax increased our operating costs in 2009 by $2.4 million, $2.6 million in 2010 and $3.5 million in 2011.

Fibre Costs and Supply

Our fibre costs and supply have been significantly affected by a number of events in 2009. The deterioration in the U.S. housing market and poor lumber market conditions in 2009 resulted in the curtailment or permanent shutdown of a number of sawmills resulting in a reduction of our our fibre supply. As we took extensive market related curtailment during 2009, this reduction in available fibre did not affect our production levels in that year. Our production levels were not impacted by fibre shortages in 2010 or 2011.

Maintenance Outages and Fires

Our results in 2011 were negatively impacted by fires and extended maintenance outages in the second quarter. At the Snowflake mill, a recovered paper storage yard fire, a market curtailment, and a five-day extension to a planned annual mill maintenance outage resulted in production downtime of 15 days or 8,400 tonnes of lost production. The fire at Snowflake destroyed approximately 11,000 tonnes of recovered ONP and resulted in losses of $4.4 million. At the Powell River mill, a five-day planned mill maintenance outage was extended to 10 days to address unexpected findings in the mill’s steam supply system, resulting in 14,000 tonnes of lost production. Also in the quarter at Powell River, an electrical cable equipment fire idled the mill’s No. 9 paper machine for five days and the No. 10 paper machine for 14 days and resulted in losses of $2.4 million to date and 8,700 tonnes of lost production. The losses incurred on the fires were not covered by insurance as the losses were below our policy deductible of $2 million per occurrence and our annual aggregate of $6 million with a per occurrence contribution not to exceed $3 million.

Impairment of Snowflake Assets and Canadian Operations

We impaired the assets of our Snowflake mill by $161.8 million (US$155.9 million). In the third quarter, the net book value of building, machinery and equipment of US$135.6 million and maintenance supplies and spare parts inventory of US$9.7 million were written off. In the fourth quarter, land was impaired by US$10.6 million. These impairment charges included the assets of The Apache Railway Company, a subsidiary of Catalyst Paper (Snowflake) Inc. The third quarter impairment was triggered by consistently poor operating results and cash flow losses at our Snowflake mill that management projects will continue in the future. These losses are mostly attributable to deteriorating newsprint pricing and demand as well as tight market conditions for ONP resulting in higher input costs. We continue to own and use the impaired assets in our operations. The fourth quarter impairment of land was based on an appraisal obtained from an independent third party real estate appraiser, dated January 3, 2012, that valued the Snowflake land at US$6.6 million.

We recorded an impairment charge of $660.2 million on the buildings, plant and equipment of our Canadian operations after a comprehensive impairment analysis of the company’s Canadian operations triggered by (i) continuing declines in demand for newsprint and directory, economic slowdown in the United States and globally and the strengthening of the Canadian dollar for most of 2011 (ii) a reduction in pulp prices in the fourth quarter of 2011; and (iii) the release in February 2012 by a leading information provider for the global pulp and paper industry of their latest 5-year forecast for pulp and paper prices and future exchange rates reflecting significantly lower future price estimates for pulp and paper than what had been previously forecasted. The impairment reduced the carrying value of our pulp assets by $83.5 million and our paper assets by $576.7 million. We continue to own and use the impaired assets in our operations.

After giving effect to these impairment charges, the company’s liabilities exceeded the book value of its assets by $617.3 million as at December 31, 2011.

COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths

•	Cost-Competitive Manufacturing. Our financial results are driven by our manufacturing costs, particularly with respect to furnish costs, energy prices and usage and labour costs. We are focused on reducing these costs and improving margins, while maintaining or improving the quality of our products. There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs. We were able to implement workplace reductions at a number our mills in 2008 and 2009 and have made significant capital expenditures over the past six years to shift production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.

•	Strong Market Position. We are the largest producer and marketer of printing papers (newsprint and specialty printing papers) in western North America with production capacity of approximately 1.9 million tonnes of paper and pulp. We are the only producer of coated mechanical and supercalendered papers in western North America and the largest producer of glossy paper in the region. At Snowflake we produce 100% recycled paper that has Forest Stewardship Council (FSC) certification.

•	Diversified Product Mix and Product Development. We are focused on optimizing our product mix by developing higher value grades and introducing new product lines, which allow us to exploit niche opportunities in the marketplace. During 2009 we broadened the product mix at our Snowflake mill from recycled newsprint to include a small amount of recycled uncoated mechanical grades and continued to increase the production of recycled uncoated mechanical grades in 2010. In 2010 we introduced PacificoteTM , a high brightness and high gloss paper with superior printability ideal for magazine, catalogue, insert and direct mail advertising applications, as the latest addition to our family of coated mechanical paper products. We also launched ElectrabriteTM Book, a range of caliper-controlled grades for book publishers, Electrabrite 100% recycled hi-bright grade papers produced at Snowflake and E-Star Max, an 84-bright uncoated mechanical grade for commercial printing. These are our most recent additions to our expansive range of Electra-paper grades that include Electraprime™ (a soft-calendered, high-brightness paper designed to compete as an alternative to traditional supercalendered grades and used primarily for advertising inserts and flyers), Electrastar™ (a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as inserts and specialty newspapers), Electrabrite Lite (a lighter basis weight, high-brightness product that is used by newspapers and retailers) and Electracote Brite (a brighter, heavier-coated paper ideal for magazines, catalogue or retail insert applications as an attractive alternative to more expensive coated grades). We also introduced our Sage line of specialty printing papers in 2010 which allows us to offer the Pacificote and Electra grades as being manufactured carbon-neutral from certified wood fibre from sustainably managed forests with documented verification. These more specialized products generally provide higher margins and improved demand prospects than standard commodity grades. We manage fluctuations in demand for our products through our ability to switch production between products and machines, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

•	Diversification. The acquisition of the Snowflake mill increased our geographic, fibre and currency diversification while increasing our market share. The Snowflake mill is the only mechanical papers mill within a 1,600 kilometre (1,000 mile) radius. This provides delivery and customer service advantages in key western American states with large and growing metropolitan populations such as Phoenix, Arizona, Los Angeles and San Diego, California and Denver, Colorado. The mill’s primary raw material is old newspaper (“ONP”). ONP is exposed to different market forces than the woodfibre used by our virgin fibre newsprint mills in Canada. Current challenges in the U.S. housing market have reduced sawmilling activity, which in turn has reduced the availability of virgin fibre in Canada. While ONP is also subject to market forces, these generally differ significantly from the primary drivers of virgin fibre cost and availability. The challenges for ONP include a limited supply due to decreasing consumption of newspapers in the U.S. as well as increased demand for recovered paper in Asia. The Snowflake mill also provides us with a natural hedge against fluctuations in the Canadian to U.S. dollar exchange rate. As a U.S. based facility, the Snowflake mill’s margins have not been impacted in the way that Canadian mills have as a result of the strengthening of the Canadian dollar relative to the U.S. dollar.

•	Efficient Supply Chain Management Practices. Distribution costs have a significant impact on net sales realizations. Our strong and flexible distribution network optimizes all transportation modes available to us, such as barge, truck, rail and break bulk and container shipping. Controlling key elements of our supply chain has allowed us to control costs while achieving a high on time delivery performance and low damage levels especially to west coast print sites where our strategic importance to customers is highest. Our Crofton mill site directly ships break bulk to offshore customers via regularly scheduled vessels. We operate a central distribution centre in Surrey, B.C. which continuously receives volumes from our three British Columbia manufacturing sites and then ships via rail, truck and container to our customers. This allows us to choose the most cost effective transportation mode in conjunction with customer requirements. We also lease or otherwise have available 635 rail cars to ensure adequate supply and weight loads are maximized with the use of organization software. We lease five paper barges which we use in conjunction with third party providers to transport our products to the Surrey distribution centre. At Snowflake we balance inbound ONP paper with outbound finished product deliveries to minimize transportation costs.

BUSINESS STRATEGY

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base in a socially responsible manner. Our strategy is more fully described in management’s discussion and analysis section “Strategy” and “Outlook” of the 2011 Annual Report, which is incorporated by reference herein. In 2012, the focus will be on objectives and initiatives in four areas:

•	Financial Performance and Flexibility. Continue to focus on cash flows, liquidity and cost reductions, implement a restructuring process or other reorganization under the CCAA that will significantly improve our capital structure, liquidity and competitive footing, evaluate every existing physical asset to maximize financial contributions, product flexibility and capital structure and achieve a new collective labour agreement with all six local B.C. unions that is market competitive and innovative to help positively position the Corporation for the future.

•	Corporate Social Responsibility. Continue the progress made in 2011 in significantly improving our overall safety performance, continue to seek competitive business conditions in British Columbia, including joint municipal infrastructure agreements and to work creatively with each of our municipalities to find “value based” opportunities to reduce/avoid costs which will result in reduced operational costs for the Corporation and the municipalities where it carries on business

•	Commercial. Continue to expand sales reach into new markets and increase market share with capital segments and expand geographic reach of the Corporation into emerging world markets of Latin America.

•	Environmental. Achieve conservation targets in water and energy, maintain internatl disclosure standards as set out in the UN Global C ompanct and retain sales- supporting relationship with leading environmental groups.

LINES OF BUSINESS

We have three business segments: specialty printing papers, newsprint and pulp. The segmented results for these businesses are shown in the management’s discussion and analysis section of the 2011 Annual Report, which is incorporated by reference herein.

Paper

Paper Operations

Our specialty printing paper and newsprint can be manufactured on 10 paper machines at four mill locations. Our paper machines consist of the following:

Crofton	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 2 (“PM2”)	Specialty
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Port Alberni	Product
Paper Machine No. 4 (“PM4”)	Specialty
Paper Machine No. 5 (“PM5”)	Specialty

Powell River	Product
Paper Machine No. 9 (“PM9”)	Specialty
Paper Machine No. 10 (“PM10”)	Specialty
Paper Machine No. 11 (“PM11”)	Specialty/Newsprint

Snowflake	Product
Paper Machine No. 1 (“PM1”)	Specialty/Newsprint
Paper Machine No. 3 (“PM3”)	Specialty/Newsprint

Our 2012 capacity to produce specialty printing papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

		Net Production
		Year ended December 31
Mill	Annual Capacity	2011	2010
Crofton(1)	305	311	289
Elk Falls(2)	0	0	0
Port Alberni	338	311	314
Powell River	480	431	458
Snowflake	337	288	292
	1,460	1,341	1,353

(1)	We have indefinitely curtailed our No.1 paper machine at Crofton, displacing the equivalent of 140,000 tonnes of annual newsprint production from Crofton. The capacity noted above does not include the capacity of that paper machine, It is not expected that this paper machine would restart for the purposes of newsprint production.
(2)	Annual capacity for Elk Falls reflects the permanent closure of all three paper machines at Elk Falls in September, 2010.

Crofton

Crofton's capacity is 305,000 tonnes of newsprint and directory paper. PM1 at Crofton was curtailed from February 1, 2009 to May 25, 2009 and indefinitely curtailed since January 21, 2010. The Crofton paper mill’s three paper machines commenced operation in 1964, 1968 and 1982. PM1 and PM3 are capable of producing either newsprint or directory paper as market conditions warrant and PM2 is dedicated to producing lightweight directory paper. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces. PM2 produces directory paper at the lowest industry basis weight. Crofton also makes directory paper on PM3 and has the capability to make it on PM1. Pulp furnish for the paper mill is supplied by a three-line TMP mill.

Elk Falls

All three paper machines at Elk Falls were permanently closed in September, 2010 resulting in the removal of 526,000 tonnes of annual newsprint and uncoated mechanical paper capacity.

Port Alberni

Port Alberni's annual capacity is 338,000 tonnes of directory paper and lightweight coated paper.

The Port Alberni paper mill has two paper machines, one was put into operation in 1957 and the other in 1968. PM5 was upgraded in 1995 to produce lightweight coated paper and is the only lightweight coated paper machine in western North America. Its on-line technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's TMP plant. An $8,000,000 upgrade to the mill’s TMP plant was completed in May, 2009 which increased the TMP facility’s capacity and displaced higher cost pulp. Equipment at the Port Alberni mill allows us to use crumb kraft pulp from the Crofton mill in our lightweight coated paper.

Powell River

Powell River's annual capacity is 480,000 tonnes of newsprint and uncoated specialty papers. The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981. These machines produce machine finished super-brights and hi-brights, soft calendered hi-bright papers and newsprint. In 2004, we upgraded PM10 and the peroxide bleach plant to support the production of higher value specialty printing papers, including Electracal™ and Electraprime™ grades. We have dedicated PM9 to produce Electrastar™ and Electrabrite™ grades, our super-bright and hi-bright grades, respectively. We continue our effort to push towards the development of high-brightness products at our Powell River mill, and in 2005 we completed a further upgrade of the peroxide bleach plant to expand the mill’s production capacity for higher brightness uncoated specialty printing grades.

Pulp furnish for the paper mill comes primarily from a TMP plant. The Powell River mill also has the capability to use recycled de-inked pulp on a limited scale.

We own, through our wholly owned subsidiary Catalyst Paper Energy Holdings Inc., 50.001% of Powell River Energy Inc. (“PREI”), which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 83 megawatts. Pursuant to a power purchase agreement between us and PREI, PREI will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority (“BC Hydro”) rates until January 31, 2011. PREI’s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. We have entered into a replacement power purchase agreement with PREI commencing on February 1, 2011 on substantially the same terms as the previous agreement for a five year term (with a five year renewal option) under which PREI will provide the power generated by its facilities to us at a rate essentially equivalent to the BC Hydro rate from time to time.

Snowflake

We acquired the Snowflake mill in April 2008. Snowflake's annual capacity is 337,000 tonnes of recycled newsprint and uncoated specialties. Snowflake was periodically curtailed throughout 2009.

The Snowflake mill has two paper machines, which were put in operation in 1961 and 1975. Up until late 2009, the Snowflake mill’s paper machines produced recycled newsprint exclusively, with basis weights of 45 g/m2 accounting for the bulk of production, and with the majority of the mill’s sales to customers based in California, Arizona, Texas, Nevada and Mexico. Snowflake’s proximity to this customer base reduces freight costs and currently 80% of shipments are transported by truck with the remaining 20% transported by rail. In late 2009 we began producing Electrabrite Lite at Snowflake and are now shipping this grade to freight logical retailers and commercial printers who were previously supplied from one of our mills in British Columbia. This has resulted in two significant benefits: freight cost reductions and increased run-time at Snowflake.

The mill relies on ONP as its fibre source. The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.

The Snowflake acquisition included the assets of The Apache Railway Company (“Apache”). Apache is a short-line railway operating freight service from Snowflake, Arizona to Holbrook, Arizona. Snowflake uses Apache to transport coal for one of its boilers and to transport a portion of its finished goods. Apache has 72 kilometres (45 miles) of main line tracks and 12.8 kilometres (8 miles) of rail yard tracks on 209 hectares of land. Apache owns six operating locomotives and leases its rail cars. The majority of Apache’s revenue is derived from the Snowflake mill with the remainder from the transport of oil, corn, soybean, lumber and wood chips.

Paper Marketing

The principal customers for our specialty printing papers and newsprint are retailers, magazine, book and catalogue publishers, commercial printers, telephone directory publishers and newspaper publishers. These customers are located primarily in western and central North America, Asia and Latin America. Specialty printing paper and newsprint customers are served primarily by our sales and marketing personnel in North America and distributors and agents in other geographic markets. Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is still the world's largest consumer of coated and uncoated mechanical paper and newsprint, representing 28% of the world’s consumption for coated mechanical paper, 35% for uncoated mechanicals and 19% for newsprint.

The Crofton mill is located on tidewater and has deep-sea vessel loading facilities. Specialty printing paper and newsprint is shipped overseas primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations. We use the services of independent warehouses for distribution to our customers in other parts of the world.

Pulp

Pulp Operations

We manufacture market pulp on two lines of pulp production at our Crofton mill. Our market pulp and white top linerboard operations at Elk Falls were permanently closed in 2008. Both lines of pulp production at our Crofton mill were indefinitely curtailed due to market conditions in March, 2009. One line was restarted in October, 2009 and the second line was restarted in April, 2010. Our annual pulp production capacity for 2012 is 395,000 tonnes taking into account a 25,000 tonne annual increase which is expected to be in effect for 2012.

Our annual market pulp capacity is 335,000 tonnes (which excludes pulp consumed internally) as compared to market pulp production for the years ending December 31, 2011 and December 31, 2010 of 316,000 tonnes and 273,000 tonnes, respectively.

The first pulp line at Crofton began operating in 1957 and the second in 1965. This mill is equipped with one continuous digester and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating cooking system. This system allows for quick turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional batch cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp. This pulp is consumed internally at our Port Alberni and Powell River operations and sold to market customers. This pulp is a high tensile strength grade which is ideally suited for the manufacture of lightweight papers and tissue. The other pulp grades produced are made from spruce, pine and fir (SPF), coastal hemlock and Douglas fir species. These grades have high intrinsic strength and bulk, and are used in a variety of printing and writing papers and a range of specialty papers.

Pulp Marketing

Our Crofton pulp mill is well situated for export shipments to Asia and western Europe. Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Pulp customers are served by sales and marketing personnel in Canada and a network of agents in locations throughout the world. The Crofton pulp mill is located on tidewater and has deep-sea vessel loading facilities. Pulp is shipped to offshore locations primarily by break bulk on deep-sea vessels and to a smaller degree by container shipments from Vancouver.

Paper Recycling Division

Our paper recycling operation was indefinitely curtailed in February, 2010 and permanently closed in September, 2010. Prior to curtailment of its operations, this operation recycled old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper. Its production capacity was 175,000 air-dried metric tonnes (“ADMT”) of pulp per year. Production in the 2010 fiscal year prior to curtailment of operations was 4,000 ADMT and average annual production in the preceding last three fiscal years was approximately 132,000 ADMT per year.

COMPETITION

The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since an important percentage of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers.

FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 25 independent sawmills and more than 25 pulp log suppliers. Our fibre supply comes primarily from residual wood chips and sawdust from sawmill operations located on the coast or in the southern interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

In 2011 our fibre supply for our B.C. pulp and paper operations was comprised of sawmill wood chips and pulp logs. Approximately 68 % of our fibre is provided by five suppliers.

Approximately 72% of our fibre is sourced under indefinite (evergreen) term fibre agreements with third party suppliers (some of which were put in place when we sold our timber and timber processing assets in the 1990s) with pricing based on market prices or at prices determined under market-based formulas and including an evergreen contract with a coastal log producer under which additional wood chips can be obtained from regional sawmills in exchange for sawlogs.

The remainder of the fibre requirements for our B.C. pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas. From time to time we sell fibre to outside customers. We also engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

Fibre supply for our Snowflake mill consists of ONP. The majority of the mill’s ONP is obtained from the U.S. southwest, with additional volumes sourced from the mid-west and western regions.

Our operations are subject to a wide range of issues that can impact the availability and price of fibre supply, including suppliers’ lumber market demand, sawlog supply, coastal solid wood industry restructuring, strikes, and regional market prices. The diversity of supply from over 50 independent suppliers located in three geographical regions helps to mitigate the risk of interruptions to fibre deliveries to our operations. We experienced fibre shortages during 2009 due to poor lumber markets. See “Three year History – Fibre Costs and Supply” and “Permanent Closure of Elk Falls Mill and Coquitlam Paper Recycling Facility”. Except for the permanent closure of the Elk Falls pulp and linerboard operation in 2008, these fibre shortages did not affect our production levels in 2009 because of our extensive market curtailments during that year. Our production levels in 2010 and 2011 were not impacted by fibre shortages.

During the past five years, we have implemented a chain of custody system to certify our wood fibre supply. Approximately 75% of our total fibre basket is certified to either the Programme for the Endorsement of Forest Certification (“PEFC”) or Forest Stewardship Council (FSC) standard. PEFC is an independent non-profit organization that assesses and mutually recognizes national forest certification programs developed through multi-stakeholder processes. The PEFC standard is a third party audited system that identifies the source of wood fibre and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification system. About 20% of our total fibre basket comes from recycled sources such as old newspapers and magazines. In 2009 we achieved FSC certification at our Snowflake mill and in 2011 we also implemented the FSC chain of custody system at all three of our mills in British Columbia.

PROPERTIES

Our head office is located in leased premises in Richmond, British Columbia. The lease covers an aggregate of 39,275 square feet and expires March 31, 2018.

We lease the land and buildings where our paper recycling facility is located. The lease expires November 30, 2023, subject to one 10 year renewal option, and includes an option to purchase and a right of first offer in the event the landlord wishes to sell the land to a third party. We disclaimed this lease effective March 22, 2011 as part of our proceedings under the CCAA.

We also sub-lease the land and buildings for our distribution warehouse and facility in Surrey, British Columbia, which expires in June 2014, subject to further options to renew. We lease the premises for our Nanaimo office pursuant to a lease which expires in August 2012 subject to one option to renew for three years. We lease the premises for our sales office in Seattle, Washington pursuant to a lease which expires in November, 2016. We also lease certain lands surrounding our Snowflake mill, intended to operate as a buffer zone.

Each of our Crofton, Elk Falls, Powell River, Port Alberni and Snowflake manufacturing facilities are situated on land we own. The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site, the Port Alberni mill is located on a 44 hectare site, the Snowflake mill is located on a 7,822 hectare site and Apache Railway is located on a 209 hectare site.

Our Crofton, Elk Falls, Powell River, Port Alberni, Snowflake and Apache Railway properties are subject to a first lien in favour of the holders of our 11% senior secured notes due 2016 and a second lien in favour of the lenders under our ABL Facility and DIP Facility.

HUMAN RESOURCES

We have approximately 1,803 employees active hourly and salaried employees.

Approximately 1028 hourly employees at our Canadian pulp and paper mills (with the exception of the Paper Recycling Division and the Surrey Distribution Centre) are members of either the CEP or the PPWC. 59 hourly employees at the Surrey Distribution Centre are represented by the Christian Labour Association of Canada (“CLAC”). The current collective agreements with each of the CEP and PPWC locals at Crofton and Powell River expire on April 30, 2012. The collective agreements with the CEP locals at Port Alberni expire April 30, 2013. The collective agreement with the CLAC local expires in 2012.

Approximately 210 hourly employees at the Snowflake mill are members of the United Steelworkers union or the International Brotherhood of Electrical Workers The 11 hourly employees of Apache Railway are members of the United Transportation Union or Carpenters Union. The collective agreements with these four unions expire in 2014.

ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the decade to comply with solid and hazardous wastes, effluent and air regulations. Environmental performance is monitored regularly by us, third party consultants and government regulatory bodies. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001:2004 standard at all four of our operating facilities. The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities. Action plans are developed to address any deficiencies and updates are regularly communicated to management and a committee of the board of directors. Compliance audits at the active B.C. operations and the Snowflake operation were completed during 2010. No new material issues were uncovered during those audits.

Numerous federal, state and provincial environmental initiatives are underway which could translate into more vigorous regulatory standards and permits in the next decade, especially with respect to air emissions. Substances that have been targeted include particulates, sulphur dioxide and greenhouse gases. A number of those initiatives are described below.

Recycled Content in Mechanical Paper

We are a major supplier of newsprint, directory and other mechanical printing papers to western North America. The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon - newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western United States and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through paper manufactured at our Snowflake mill which is made from 100% recycled paper.

Solid Waste

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills. Based on current practice we have at least five years’ capacity in the landfills at Port Alberni and Crofton, two years at Snowflake and approximately one year at Powell River (which will increase to 20-30 years after completion of the planned expansion in 2012). We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste.

Effluent

In 2003 we began an initiative to reduce water use at all facilities. These reductions resulted in lower waste water volumes being discharged and greater opportunities to improve the performance of the systems and reduce energy costs. We delivered total reductions in water use of 22% between 2003 and 2008 on an absolute basis (17% on an intensity basis). Since 2008 our absolue water use decreased by approximately 21% due to closure of the Elk Falls and Paper Recycling Divisions. Water use intensity increased by 12% for the same period due to increased production rates particularly kraft pulp production, which is a higher intensity process.

The Snowflake mill recycles 100% of its treated waste water by using the water for irrigation on farm land owned by the mill. Feed crops are grown and sold to local farmers.

Air Emissions

Over the past twenty years, substantial capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes odour collection and treatment systems and new precipitators at Crofton, a fluidized bed boiler conversion at Port Alberni, a fluidized bed boiler at Powell River and scrubber/precipitator upgrades at Snowflake. Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on fine particulates, sulphur oxides and other criteria air contaminants.

The federal government of Canada has indicated its intent to regulate priority air pollutants under the Clean Air Act. The priority air pollutants include particulate matter and sulphur oxides (“SOx”). Under proposed targets Crofton will have to reduce SOx emission reductions at an estimated cost of $4-8 million. The new air quality standards are expected to be in place in 2012 with compliance required within three to five years.

The Snowflake mill upgraded emissions control equipment on its main power boiler in 2008, improving its ability to capture both particulates and sulphur oxides and enabling it to revert to the use of higher sulphur content and more economical coal supplies. The U.S. Environmental Protection Agency (EPA) published the new proposed Maximum Achievable Control Technology (MACT) Rules for industrial boilers on December 2, 2011. This program sets emission limits for stationary industrial boilers and process heaters. The standards address numerous pollutants and have suggested considerable reductions in emission limits. The final reules are expected to be issued by mid 2012 with compliance required within three to five years. As a result our Snowflake mill may be required to reduce its power boiler emissions at an estimated capital cost of $8 to $10 million.

Climate Change

We have long recognized the importance of greenhouse gases (“GHG”) reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. Our overall carbon footprint increased in 2008 with the acquisition of the Snowflake recycled newsprint mill, which is located in a heavily fossil fuel dependent jurisdiction and whose primary energy source is coal. At our Canadian operations, however, direct GHG emissions were down 84% in 2011 relative to 1990 levels on an absolute basis (74 % on an intensity basis) compared to a reduction of 85% in 2010.

We were recognized through the Carbon Disclosure Project for the quality and financial relevance of our climate change disclosure in 2008, 2009 and 2010, and we introduced our carbon neutral Sage line of products in 2010 and continue to offer Catalyst Cooled™ manufactured carbon neutral products. By virtue of early response and rigorous carbon accounting, we believe we are well positioned relative to developments like the implementation of a carbon tax and potential carbon related monetization opportunities. The B.C. government imposed a broad based carbon tax on fossil fuels commencing July 1, 2008. On July 1, 2011, the tax rate increased by 25% from $20/tonne. See “Three Year History - B.C. Carbon Tax”.

The federal government of Canada has indicated its intent to regulate GHG and sulphurs oxides (SOx) under the Canadian Clean Air Act and Environmental Protection Act. Under proposed targets, Our Crofton mill may be required to reduce SOx emissions. The new standards are expected to be in place in 2012 with compliance required within three to five years and the cost of making any such reductions estimated between $4 and $8 million. In January 2010 the Federal Government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions. It is unknown what the federal government’s final position on this initiative will be as none have been enacted into law.

British Columbia is a signatory to the Western Climate Initiative (“WCI”), a collaboration of four provinces and currently one U.S. state, whose mandate is to obtain a 15% reduction in GHG below 2005 levels among member entities by 2020. In addition, the B.C. government has announced a goal of reducing the provincial release of GHG by 33% by 2020 based on 2007 levels with interim reduction targets of 6% by 2012 and 18% by 2016. Quebec and California have initiated their regulatory processes in connection with implementation of a cap and trade system Although it was expected that B.C. would issue regulations for its cap and trade program for GHGs in 2011, it has not done so as B.C. is reviewing is climate change and energy policies. It is now expected that implementation of a cap and trade scheme by B.C. will be delayed beyond 2012. It is too early to determine the impact on the company under any such cap and trade scheme. Effective January 1, 2010, a GHG reporting regulation was brought into effect by the B.C. government which affects our three paper mills in B.C. The regulation included requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more per year. The first reports and verification audits were successfully completed in 2011.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions through the Clean Air Act but the timing of the implementation of any national limits is uncertain. When limits are developed, it is expected that they will focus on the electricity generating sector.

The U.S. Environmental Protection Agency (EPA) published the new Maximum Achievable Contorl Technology (MACT) rules for industrial boilers on December 2, 2011. This is a program that sets emission limits for stationary industrial boilers and process heaters. The standards address numerous pollutants and have proposed considerable reductions in emission limits. The final rules are expected to be issues by mid-2012 with compliance required within three to five years. The EPA has requested additional time to further evaluate the standards which are required to meet the obligations under the Clean Air Act. The current timetable allowed for final standards to be issued by April 2012. A preliminary impact assessment of these reules and potential future changes to Snowflake’s emission control requirements has been completed with estimated costs in the $8 to $10 million range.

It is too early to determine the full impact on us of these regulatory proposals and whether we will have a deficit or surplus of carbon credits under any relevant regulatory scheme. As in the case of the federal policy development, the WCI and B.C. climate change policies may be rolled into a North American policy. Our priorities are to ensure that we receive appropriate recognition for the reductions already achieved at our Canadian operations and to ensure that cogeneration from renewable fuels is adequately recognized.

In 2011, we spent approximately $2.5 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $1.5 million in 2012.

Contaminated Sites

We are not aware of any our sites or land parcels which are considered contaminated under the Province’s contaminated sites legislation.

Under British Columbia law, a site is considered to be a “contaminated site” if the site exceeds prescribed levels of certain classes of substances. The legislation specifies the circumstances in which a “site profile” must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.

Similarly, with respect to the Snowflake Mill site in the State of Arizona, USA, we are not aware of any soil or groundwater contamination at the site that is required to be remediated under current State or Federal law. In Arizona, sites that have become contaminated due to a current or historical release of a regulated substance are subject to evaluation for possible reporting and remediation under a variety of State and Federal regulatory programs. As with all current and past owners of industrial facilities, future remediation costs may be incurred due to the discovery of presently unknown environmental conditions or to changes in environmental laws or enforcement policies.

SOCIAL RESPONSIBILITY

Fibre Certification Chain of Custody

We have implemented the Programme for the Endorsement of Forest Certification (PEFC) chain of custody system to verify that select paper products made at our Crofton, Port Alberni and Powell River mills contain 100% certified wood fibre. See “Fibre Supply”. A Forest Stewardship Council (FSC) chain of custody system was implemented in Snowflake in April 2009 and implemented at all three of our British Columbia mills in 2011. In December 2009 FSC awarded a five year group certificate to the Coast Forest Conservation Initiative (of which Catalyst is a member). This enables an additional FSC certified fibre source in British Columbia for use in our fibre stream. We annually disclose our fibre pedigree to the Forest Footprint Disclosure Project, enhancing our transparency.

Aboriginal Relations and Business Development

We continue to maintain cordial relationships with numerous First Nations bands in proximity of our mills, and to develop aboriginal business initiatives at a pace and scope suitable to the capacity of each band. The most extensive initiative is a limited partnership with the Tla’Amin (“Sliammon”) Nation and the City of Powell River which was formed in 2006. In Port Alberni, we continue to discuss opportunities with Hupacasath Nation, one of 14 nations that make up the Nuu chah nulth Tribal Council.

Carbon Emission Reduction Reporting

We continue to participate in the Carbon Disclosure Project, a study backed by institutional investors worldwide. We consider this an important global reporting initiative that reinforces the need for risk-return analysis by companies and their investors of the potential impact of environmental factors such as climate change on business and industry operations.

This complements our voluntary initiative with World Wildlife Fund Inc. (WWF) and the Center for Energy and Climate Solutions, a division of Global Environment & Technology Foundation (GETF) to reduce CO2 emissions at our British Columbia based facilities to 70% below our 1990 emissions by the year 2010 primarily through energy conservation measures. Our 2011 absolute greenhouse gas emissions were 84% below 1990 levels.

Clean Production Initiative

As consumer and regulatory focus on toxic substances of concern continues to grow, we have relied on our work with WWF Canada to transition to direct measurement of priority emissions. Under this clean production initiative, testing of actual emissions has frequently been found to be less than previous estimates based on data derived from emission factors. Preliminary work has also extended to procurement of chemicals and reductions of substances of concern. The annual review of mill-specific top twenty substances of concern, using a methodology adapted by WWF, continued to drive expanded testing and inform the prioritization of our reduction efforts.

RESEARCH AND DEVELOPMENT

Research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories. Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts. Our internal product development team carried out the bulk of our product development efforts in 2010. We did not make significant research and development expenditures to outside contractors in 2010 due to our cash conservation focus.

CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totalled approximately $244 million. In the year ended December 31, 2011, approximately $19.7 million was spent on various environmental, maintenance of business and discretionary projects. As in 2010, capital expenditures were lower in 2011 than the years preceding 2010 as a result of a concerted effort to preserve cash. We expect to increase our capital spending to approximately $25 million in 2012. We also incurred capital spending of approximately $18 million in 2011 related to two projects that are focused on energy efficiency, environmental improvement and cost reduction and funded those projects by utilizing $18 million of available Green Transformation Program credits. See “Three Year History – Green Transformation Program Credits”.

The following table summarizes capital expenditures on continuing operations over the past five years:

$ Millions	2011	2010	2009	2008	2007	Total
Paper(1)	15	11	11	39	75
Pulp	5	0	1	3	11
Continuing Operations	20	11	12	42	86

(1)	The paper segment includes capital expenditures related to PREI. We consolidate 100% of PREI.

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2011, there were 381,900,450 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

The Toronto Stock Exchange (TSX) suspended the trading of our common shares on the TSX on February 1, 2012 and has advised that it intends to delist our common shares effective March 8, 2012. See “Market for Securities”.

FOREIGN OPERATIONS

We operate a recycled newsprint manufacturing facility in Snowflake, Arizona. See “Lines of Business - Paper - Snowflake”.

PROCEEDINGS UNDER THE COMPANIES CREDITORS ARRANGEMENT ACT

Following extensive discussions and negotiations in 2011 and early 2012 with certain holders of our 7.375% senior unsecured notes due 2014 and our 11.0% senior secured notes due 2016 in an effort to implement a recapitalization transaction that would reduce our indebtedness and improve the company’s capital structure, the Board of Directors and management determined it was necessary to pursue a restructuring under court supervision.

On January 31, 2012, Catalyst Paper Corporation and certain of its subsidiaries obtained an Initial Order from the Supreme Court of British Columbia under the Companies Creditors Arrangement Act (“CCAA”). The company applied for recognition of the Interim Order under chapter 15 of title 11 of the US Bankruptcy Code. The terms of the Initial Order named PricewaterhouseCoopers Inc. (PwC) as the court-appointed monitor (the Monitor), who will assist the company in formulating a restructuring plan. The Initial Order provided for a general stay of proceedings for an initial period up to February 14, 2012. On February 14, 2012, the Court extended the stay of proceedings until April 30, 2012, after which time the company will likely file one or more motions requesting extensions to the stay of proceedings.

The company arranged debtor-in-financing (“DIP Facility”) of approximately $175 million to provide funding during the CCAA proceedings. The DIP Facility has an 18-month maturity and is expected to provide for ongoing working capital, capital expenditure requirements as well as for general corporate purposes during the restructuring process under the CCAA. Collateral consists of a super-priority charge over accounts receivable, inventories, cash and certain other property of the company

The company’s operating revenue combined with the DIP Facility are expected to provide sufficient liquidity to meet ongoing obligations to employees and suppliers and ensure that normal operations continue during the restructuring process. The terms applicable to the DIP Facility includes one financial covenant that requires the company to maintain a minimum fixed charge coverage ratio of 1.1/1.0 if excess availability under the DIP Facility is below $22 million. In addition to this springing fixed charge financial covenant, the DIP Facility also contains a number of usual and customary covenants for debtor in possession financings of this type. These include (a) requirements to deliver financial statements, other reports and notices; (b) restrictions on the incurrence and repayment of indebtedness; (c) restrictions on the incurrence of liens; (d) restrictions on making certain payments; (e) restrictions on investments and capital expenditures (f) restrictions on asset dispositions; and (g) restrictions on material modifications to indebtedness.

The Canadian Court and U.S. Court have issued a variety of orders on either a final or interim basis intended to support the business continuity of the company throughout the restructuring process. These orders include, among other things, authorization to (a) make payments relating to certain employees’ pre-petition wages, salaries and benefit programs in the ordinary course of business; (b) ensure the continuation of existing cash management systems; (c) honour certain ongoing customer obligations; and (d) enter into the credit agreement for the DIP Facility that effectively replaces the present ABL Facility.

RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out under the heading “Risks and Uncertainties” in the management’s discussion and analysis contained in the 2011 Annual Report, which is incorporated herein by reference. The 2011 Annual Report for our most recently completed financial year is available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business. The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

DIVIDENDS

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period. No dividends have been paid in the last five years.

RATINGS

The Corporation’s credit rating information is provided in this Annual Information Form as it relates to the Corporation’s financing costs, liquidity and operations. The rating agencies regularly evaluate the Corporation, and their ratings of the Corporation’s debt are based on a number of factors, including the Corporation’s financial strength as well as factors not entirely within the Corporation’s control, including conditions affecting the forest products industry generally and the overall state of the economy.

Our borrowing costs in respect of short-term and long-term financing and our ability to obtain such financings are impacted by our credit ratings. A reduction in the rating on the Corporation’s debt by its rating agencies, or a negative change in the Corporation’s ratings outlook, could adversely affect the Corporation’s cost of financing and its access to sources of liquidity and capital. Changes in our credit ratings may also affect our ability to enter into and maintain contracts with customers and suppliers in the ordinary course on satisfactory terms as well as our ability to, and the associated costs to enter into, derivative or hedging transactions.

The following table highlights our credit ratings and assigned outlooks with Moody’s Investor Services (“Moody’s), Standard and Poor’s (“S&P”) and Dominion Bond Rating Service (“DBRS”) as of December 31, 2011, 2010 and 2009.

	2011	2010	2009
Moody’s
Outlook	Under review-Negative	Negative	Negative
Corporate Family rating	Caa3	Caa1	B3
Senior secured debt	Caa2	B3	-
Senior unsecured debt	Ca	Caa2	Caa3
Speculative Grade Liquidity	SGL-4	SGL-4	SGL-3

Standard & Poor’s
Outlook	Credit Watch Negative	Stable	Credit Watch - Negative
Long-term Corporate credit rating	SD	CCC+	CC
Senior secured debt	D	CCC+	-
Senior unsecured debt	C	CCC-	C

DBRS
Outlook	Under Review-Negative	Negative	Under Review - Negative
Long Term Issuer Rating	C	CCCH	BL
Senior secured debt	CCL	BH	-
Senior unsecured debt	CL	CCC	CCC

Moody’s downgraded the Corporation’s credit ratings as indicated in the above table for 2011 effective December 15, 2011 while Standard & Poor’s and DBRS downgraded the Corporation’s credit ratings as indicated in the above table for 2011 effective December 16, 2011. These credit rating downgrades were made shortly after the Corporation deferred payment of the interest under the Corporation’s 11% senior secured notes that was due on December 15, 2012.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, an obligation rated B is considered speculative and subject to high credit risk. Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk. Moody’s applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. A probability of default rating (PDR) is an opinion of the relative likelihood that any entity within a corporate family will default on one or more of its debt obligations. A LD probability of default rating is assigned for distressed exchanges where they have been completed. Moody’s SGL rating is on a scale of 1 to 4 and is based on four components: internal sources, external sources, covenant compliance and alternate liquidity.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P’s rating system, any obligor rated CCC is currently vulnerable, and is dependent upon favourable business, financial and economic conditions to meet its financial commitments. An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favourable business, financial and economic conditions for the obligor to meets its financial commitment on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. The rates from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories. An obligor rated SD (selective default) has failed to pay one or more of its financial obligations (rated or unrated) when it came due. An SD rating is assigned when S&P believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. A selective default includes the completion of a distressed exchange offer, whereby one or more financial obligations is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, CCC is a very highly speculative credit quality with the issue in danger of defaulting on financial obligations. The ratings from AA to CCC may be modified by the addition of a high (H) or low (L) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (TSX) under the symbol CTL. During 2011, the common shares traded at a high of $0.55, a low of $0.02 and an average daily volume of 1,069,258. The price range and average daily volume of trading of the common shares on the TSX during each month of 2011 was as follows:

Month	Price Range Low-High ($)	Volume
January	0.250-0.550	3,020,213
February	0.355-0.495	1,001,249
March	0.275-0.470	1,167,269
April	0.200-0.330	597,414
May	0.155-0.235	445,557
June	0.130-0.200	683,895
July	0.095-0.185	973,874
August	0.080-0.115	1,589,478
September	0.075-0.105	372,172
October	0.065-0.095	768,604
November	0.035-0.075	779,851
December	0.020-0.045	1,494,913

On February 1, 2012, the Toronto Stock Exchange (TSX) suspended the trading of our common shares on the TSX. The TSX advised that its decision was based on the commencement of our proceedings under the CCAA. The last day that our shares traded on the TSE was January 31, 2012. In addition, the TSX has advised that it intends to delist our common shares effective March 8, 2012. We do not intend to take any action to appeal this decision and therefore we expect that our common shares will be delisted on March 8, 2012.

After giving effect to the impairment charges described under “Three Year History, Impairment of Snowflake Assets and Canadian Operations”, the Corporation’s liabilities exceeded the book value of its assets by $617.3 million as at December 31, 2011. It should be recognized that our shares may have no value and may be cancelled for no consideration under the CCAA proceeding.

MATERIAL CONTRACTS

Since January 1, 2002, we have entered into and are currently party to the following material contracts:

1.	Indenture, dated as of March 23, 2004, governing Catalyst’s 7 3/8% Senior Notes due 2014, among Catalyst, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee (the “2004 Notes Indenture”).

2.	First Supplemental Indenture amending the 2004 Notes Indenture, dated as of July 14, 2006, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee.

3.	Standby Purchase Agreement dated February 10, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

4.	Oversubscription Agreement dated February 10, 2008 between the Corporation and Third Avenue International Value Fund.

5.	Asset and Stock Purchase Agreement dated February 10, 2008 between the Corporation and Abitibi Consolidated Sales Corporation relating to the acquisition of the Snowflake mill.

6..	Dealer Manager Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets.

7.	Subscription Receipt Agreement dated February 29, 2008 between the Corporation, BMO Nesbitt Burns Inc. on its own behalf and on behalf of Genuity Capital Markets, Third Avenue Trust on behalf of Third Avenue International Value Fund and CIBC Mellon Trust Company.

8	Second Supplemental Indenture amending the 2004 Notes Indenture, dated as of April 10, 2008, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

9.	Indenture dated as of March 10, 2010 governing the Corporation’s 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.

10.	Third Supplemental Indenture amending the 2004 Notes Indenture dated as of March 10, 2010 among the Corporation, the subsidiary guarantors named therein, and Wells Fargo Bank, National Association, as trustee.

11.	Indenture dated as of May 19, 2010 governing the Corporation’s Class B 11% senior secured notes due 2016 among the Corporation, the subsidiary guarantors named therein, Wilmington Trust FSB, as Trustee and Computershare Trust Company of Canada as collateral trustee.

12.	Amended and Restated Credit Agreement for an asset based lending facility dated as of May 31, 2011 among the Corporation, Catalyst Paper, Catalyst Paper Holdings Inc. and Catalyst Paper (Snowflake) Inc. as Borrower, the subsidiary guarantors named therein, JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Securities LLC and CIBC Asset-Based Lending Inc. and the lender parties named therein.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company, at its offices in Vancouver, B.C. and Toronto, Ontario, is the Corporation’s registrar and transfer agent.

AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Thomas S. Chambers, Douglas P. Hayhurst, Jeffrey G. Marshall and M. Dallas H. Ross. Each of these directors is independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and is financially literate. The Board has determined that Mr. Chambers qualifies as an “audit committee financial expert” for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

Name	Relevant Education and Experience

T.S. Chambers	Mr. Chambers has been a chartered accountant since 1969. He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing partner of PricewaterhouseCoopers LLP’s and its predecessor’s Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is the chair of three other audit committees.

D. P. Hayhurst	Mr. Hayhurst has been a chartered accountant since 1973. He was a tax partner at Pricewaterhouse from 1980 to 1991, the deputy national managing partner of Pricewaterhouse from 1991 to 1996, the British Columbia managing partner of Pricewaterhouse from 1996 to 1998,was Global Industry Leader with PricewaterhouseCoopers from 1998 to 2002 and with IBM Business Consulting Services from 2002-2004. Mr. Hayhurst is a certified director from the Institute of Corporate Directors and a Fellow of the Institute of Chartered Accountants of BC. Mr. Hayhurst is a chair/member of two other audit committees.

J.G. Marshall	Mr. Marshall is chairman of Smith Marshall, a strategic partnership which provides business consulting services to industry. He has been President and Chief Executive Officer of Aluma Enterprises Inc., a construction technology company, and Marshall Drummond McCall Inc., and in those capacities he actively supervised financial officers. He is a member of one other audit committee. He holds an MBA (Finance) from McGill University.

M. Dallas H. Ross	Mr. Ross is a general partner of Kinetic Capital Partners, a private investment partnership and was previously managing director, Investment Banking and Mergers & Acquisitions with ScotiaMcLeod Inc. Mr. Ross is President & CFO of Westshore Holdings Ltd. and the CFO of Westshore Investments Ltd. Mr. Ross holds a B. Comm. (Honors) from the University of British Columbia and qualified as a Chartered Accountant in 1984.

The principal functions of the Audit Committee are:

(i)	to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

(ii)	to evaluate systems of internal control and procedures for financial reporting;

(iii)	to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

(iv)	to monitor the performance of the external and internal auditors and assess the independence thereof; and

(v)	to recommend to the Board the appointment of investment managers for the Corporation’s salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation’s financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation’s external and internal auditors at any time, and the committee meets with the Corporation’s internal and external auditors, without management present, on a regular basis.

Through the Audit Committee, the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, the legal, investor relations and corporate controller’s departments and others as required to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation’s website (www.catalystpaper.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair’s pre-approval. On February 29, 2012, the Audit Committee approved the engagement of the external auditors for the period ending February 28, 2013 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $200,000. In the most recently completed financial year, no recommendation of the Audit Committee to nominate and compensate an external auditor was not adopted by the Board.

During the last two years, we paid the following fees to our external auditors:

	Period Ending December 31
	2011	2010
(a) Audit Fees	715,000	715,000
(b) Audit Related Fees	24,500	293,780
(c) Tax Fees	103,591	130,547
(d) All Other Fees	—	—
Total	843,451	1,139,327

The services rendered in connection with “Audit Related Fees” in 2011 consisted primarily of the auditor’s involvement with securities offering documents, the audit of our pension plan, other accounting advice primarily related to our conversion to United States generally accepted accounting principles and additional audit and accounting work related to asset impairments, variable interest entity accounting and hedging. The services rendered in connection with “Tax Fees” consisted primarily of tax compliance services.

A copy of the Terms of Reference of the Audit Committee is attached as Appendix A to this Annual Information Form.

CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board of Directors and our board committees, is contained in our management proxy circular for our most recent annual meeting. This document can be found on SEDAR at www.sedar.com.

DIRECTORS AND OFFICERS

As of February 29, 2012, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

DIRECTORS

Name and Municipality of Residence	Principal Occupation	Director Since

Thomas S. Chambers Vancouver, British Columbia	President, Senior Partner Services Ltd. Previously, Partner, PricewaterhouseCoopers	October 30, 2003

Kevin J. Clarke Vancouver, British Columbia	President and Chief Executive Officer, Catalyst Paper Corporation. Previously Group President, World Color	June 21, 2010

William F. Dickson Vancouver, British Columbia	Corporate director. Chairman of Fraserwood Industries Ltd. Previously, a partner of and counsel to Lawson Lundell LLP, where he practised corporate and commercial law	June 9, 2008

Name and Municipality of Residence	Principal Occupation	Director Since

Benjamin C. Duster, IV Atlanta, Georgia	Senior Advisor, Watermark Advisors (financial advisory services). Previously, Partner, Masson & Company LLC (financial restructuring firm)	December 1, 2006

Douglas P. Hayhurst Vancouver, British Columbia	Corporate director	May 31, 2010

Jeffrey G. Marshall Niagara-on-the-Lake, Ontario	Chairman, Smith Marshall (business consulting services). Previously, President and Chief Executive Officer, Aluma Enterprises Inc.	December 1, 2006

Alan B. Miller New York, New York	Corporate director, senior counsel with Weil Gotshal & Manges LLP	May 31, 2010

Geoff Plant Vancouver, British Columbia	Partner with Heenan Blaikie LLP.	May 31, 2010

M. Dallas H. Ross Vancouver, British Columbia	Partner with Kinetic Capital Partners, an equity investment firm	May 31, 2010

Messrs. Jean, Hayhurst, Marshall and Plant are members of the Corporation’s Environmental, Health and Safety Committee.

Messrs. Dickson, Miller and Plant are members of the Corporation’s Governance Committee.

Messrs. Marshall, Chambers, Miller and Ross are members of the Corporation’s Human Resources and Compensation Committee.

Messrs. Chambers, Hayhurst, Marshall and Ross are members of the Corporation’s Audit Committee.

Messrs. Duster, Ross, Miller, Dickson and Marshall are members of the Corporation’s ad hoc Strategic Alternatives Committee.

OFFICERS

Name and Municipality of Residence	Principal Occupation

David L. Adderley Vancouver, British Columbia	Vice President and General Counsel. Previously lawyer in private practice.

Brian Baarda Surrey, British Columbia	Vice President, Finance and Chief Financial Officer. Previously Vice President, Operations - Newsprint, ONP Procurement, Recycling.

Lyn Brown Vancouver, British Columbia	Vice President, Marketing and Corporate Responsibility Previously, Vice President Corporate Relations and Social Responsibility.

Stephen Boniferro Delta, British Columbia	Senior Vice President, Human Resources. Previously, Vice President, Algoma Steel.

Kevin J. Clarke Vancouver, British Columbia	President and Chief Executive Officer. Previously Group President, World Color

L. Thomas Crowley Bainbridge Island, Washington	Senior Vice President, Sales and Marketing. Previously Vice President and General Manager, Specialty Papers.

Name and Municipality of Residence	Principal Occupation

Robert H. Lindstrom Burnaby, British Columbia	Vice President, Supply Chain, Energy & Information Technology. Previously, Vice President, Strategy, Vice President, Supply and Utilities, Pulp Operations.

Alastair MacCallum West Vancouver, British Columbia	Vice President & Treasurer. Previously, Corporate Controller.

Robert L. Stepusin Vancouver, British Columbia	Senior Vice President, Business Improvement. Previously, Executive Vice President, Finance and Administration, World Color

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of our issued and outstanding Common Shares. Mr. Marshall was a director of Neenan Foundry Company on February 3, 2010 when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code but ceased to be a director of that company on July 29, 2010.

INTERESTS OF EXPERTS

KPMG LLP is our auditor and has prepared an audit report on the 2011 Financial Statements. KPMG LLP has confirmed that they are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Towers Watson provides certain pension consulting and actuarial services to the Corporation. Mercer provides certain U.S. pension consulting services to the Corporation.

ADDITIONAL INFORMATION

Additional financial information is provided in the management’s discussion and analysis section of the 2011 Annual Report and the 2011 Financial Statements.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the management proxy circular for the Corporation’s most recent annual meeting, which contains additional information regarding directors’ and officers’ remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate Secretary of the Corporation:

(a)	when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

(i)	one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the 2011 Financial Statements together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the 2011 Financial Statements;

(iii)	one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

GLOSSARY OF TERMS

Basis weight – the weight of paper per specified area, such as gsm.

Capacity – the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

CCAA – the Companies’ Creditors Arrangement Act (Canada)

Coated paper – paper which is coated with clay and treated to impart a smooth glossy surface.

Coated mechanical paper – coated light to medium paper produced from mechanical pulping and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail. The term is often used interchangeably with coated groundwood paper.

Directory paper – lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

Effluent – outflowing waste discharge from a pulp and paper mill.

Furnish – a blend of different types of pulps and additives which are provided to the paper machine for making paper.

Groundwood specialty paper – coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

High brightness paper – a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

Newsprint – a printing paper whose major use is in newspapers. It is made largely from groundwood, ONP or mechanical pulp reinforced to varying degrees with chemical pulp.

Particulate emissions – the discharge of all airborne solid or liquid materials other than uncombined water.

Printability – the ease with which paper can be printed to high quality standards with the least amount of spoilage.

Printing papers – a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

Pulp – the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

Bleached pulp – pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

Chemical pulp – obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

De-inked pulp – obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

Market pulp – pulp sold on the open market.

Northern bleached softwood kraft (“NBSK”) pulp – kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries. NBSK pulp is noted for its strength and length of fibre.

Thermomechanical pulp (“TMP”) – pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

Runnability – the ease with which paper can be run through presses with the least amount of breakage.

Soft-calender – a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

Twin-wire – refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces. Older machines typically only have a forming wire on the lower surface.

Uncoated specialty paper – uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

Woodfree – paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

Measurements

gsm – grams per square metre.

tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

APPENDIX A

Audit Committee Terms of Reference

I.	Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, identifying and monitoring the management of the principal risks that could impact the financial reports of the Corporation, reviewing the systems of corporate controls which management and the Board have established, monitoring auditor independence and the audit process, and monitoring the financial administration of the pension plans for employees of the Corporation which are managed by it. The Committee is directly responsible for overseeing the work of the external auditors. The Committee also provides an avenue of communication among the external auditor, internal auditor, management and the Board.

More specifically the purpose of the Committee is to satisfy itself that:

A.	The Corporation’s annual financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation and to recommend to the Board whether the annual financial statements should be approved.

B.	The financial information contained in the Corporation’s quarterly financial statements and report, Annual Report and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form and information contained in any other material disclosure document is fairly presented in all material respects and to recommend to the Board whether these materials should be approved.

C.	The Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements. This would include appropriate disclosure controls and procedures that enable financial information to be recorded, processed, summarized and reported within the time periods required by law.

D.	The external auditor is independent and qualified and the internal and external audit functions have been effectively carried out and any matter which the internal or the external auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee will also report and make recommendations to the Board in respect of the administrative aspects of pension plan investment policy, the performance of the investment portfolios and compliance with government pension legislation.

II.	Composition and Terms of Office

A.	Following each annual meeting of shareholders of the Corporation, the Board shall appoint not less than three directors to serve on the Committee, each of whom shall be an independent director.[1]

B.	All members shall be financially literate, (as defined by applicable legislation). At least one member shall have accounting or related financial management expertise and, if required by applicable legislation, at least one member shall be a financial expert.

C.	The Committee Chair shall be appointed by the Board.

D.	The Committee Chair shall:

(i)	provide leadership to the Committee by reinforcing and monitoring the achievement of the Committee’s objectives;

(ii)	coordinate the agenda, information packages and related events for Committee meetings with the Chief Financial Officer; and

(iii)	chair Committee meetings.

E.	Any member may be removed or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director of the Corporation. Each member shall hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever first occurs.

F.	The Committee will meet at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements. Additional meetings may be held as deemed necessary by the Chair of the Committee or as requested by any member or by the internal or external auditors.

G.	A quorum for the transaction of business at all meetings of the Committee shall be a majority of the authorized number of members. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes the Chair shall have a second casting vote.

H.	The Committee will meet regularly with management, the internal auditors and the external auditors in separate sessions.

I.	The minutes of all meetings of the Committee will be provided to the Board.

J.	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

1   A director is independent if he or she would be independent for the purposes of (i) Canadian Securities Administrators National Instrument 52-110 – Audit Committees; and (ii) any other applicable legislation or policy. In order to be in a position to satisfy certain U.S. requirements, the members of the Audit Committee must also satisfy certain NYSE requirements.

K.	The Committee shall choose as its Secretary such person as it deems appropriate.

L.	The internal and external auditors shall be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee, and shall appear before the Committee when requested to do so by the Committee.

III.	Authority and Responsibilities

A.	Audit Committee Terms of Reference

The Committee shall review and assess the adequacy of its terms of reference at least annually and submit its terms of reference to the Board for approval.

B.	Financial Reporting Control Systems

The Committee shall:

(i)	review reports from senior officers outlining any significant changes in financial risks facing the Corporation;

(ii)	review the management letter of the external auditors and the Corporation’s responses to suggestions made;

(iii)	review any new appointments to senior positions with financial reporting responsibilities and pre-approve the hiring to a financial reporting oversight role of any person who had been employed by the Corporation’s external auditors within one year prior to the commencement of procedures for the current audit engagement; and

(iv)	annually, as of the end of the Corporation’s fiscal year, in consultation with management, external auditors and internal auditors, evaluate the Corporation’s internal controls and procedures for financial reporting, discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures and review significant findings prepared by the external auditors and the internal auditors together with management’s responses.

C.	Interim Financial Statements

The Committee shall:

(i)	review interim financial statements with Corporation officers prior to their release and, if applicable, recommend their approval to the Board; this will include a detailed review of quarterly and year-to-date results and management’s discussion and analysis; and

(ii)	review narrative comment and associated press releases accompanying interim financial statements.

D.	Annual Financial Statements and Other Financial Information

The Committee shall:

(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii)	obtain summaries of significant issues regarding accounting principles, practices and significant management estimates and judgments, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration;

(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers;

(iv)	review and discuss reports from external auditors on:

(a)	all critical accounting policies and practices to be used;

(b)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor;

(c)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences; and

(d)	the external auditors attestation of management’s internal control report if required by applicable law;

(v)	review disclosures made to the Committee by the CEO and CFO during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(vi)	review with management, including the CEO and CFO, management’s internal control report required to be included in any statutory document;

(vii)	review and investigate complaints and confidential submissions to the Corporation or the Committee regarding internal controls or questionable accounting or auditing matters;

(viii)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(ix)	review and discuss the annual financial statements and the auditors’ report thereon with the Corporation’s officers and the auditors;

(x)	review the Annual Report and other annual public information documents including the Annual Information Form, Management’s Discussion and Analysis and any related press releases;

(xi)	provide to the Board a recommendation as to whether the annual financial statements should be approved;

(xii)	ensure that appropriate disclosure controls and procedures are in place and annually assess the adequacy of such procedures;

(xiii)	review the Corporation’s various sources of risk and management’s plans to mitigate such risk including insurance, hedging, etc.; and

(xiv)	review the actuarial funding status of the pension plans managed by the Corporation.

E.	External Audit Terms of Reference, Reports, Planning and Appointment

The external auditor shall report directly to the Committee. The Committee shall:

(i)	review the audit plan with the external auditors and oversee the work of the external auditors in preparing and issuing the auditors’ report and performing other audit, review or attest services for the Corporation;

(ii)	annually review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors’ independence;

(iii)	discuss with the external auditors, without management present, matters affecting the conduct of their audit and other corporate matters;

(iv)	consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles;

(v)	recommend to the Board each year the retention or replacement of the external auditors; if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition;

(vi)	annually review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditors;

(vii)	pre-approve all non-audit services to be performed by the external auditors that are not prohibited by law (unless such approval is not required by applicable law), provided that the Chair of the Committee may pre-approve a specified type of non-audit services that have a value equal to up to CDN$100,000. All non-audit services pre-approved by the Chair shall be presented to the Committee at its first scheduled meeting following such pre-approval;

(viii)	ensure the rotation of the lead or coordinating audit partner having primary responsibility for the audit as required by law; and

(ix)	review and approve the Corporation’s hiring policies regarding employees and former employees of the Corporation’s present and former external auditors.

F.	Internal Audit and Legal Compliance

The Committee shall:

(i)	review quarterly the significant reports of the internal audit function together with management’s response to those reports;

(ii)	annually review the mandate, planned activities, budget and resources of the internal audit function for the coming year;

(iii)	review legal matters with the Corporation’s legal counsel;

(iv)	establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

G.	Material Disclosure Documents

The Committee shall review the contents of any financial information within any prospectus, information circular or other material disclosure documents prior to their release and recommend to the Board whether these materials should be approved.

H.	Pension Plans

The Committee shall:

(i)	establish, review and if appropriate recommend to the Board amendment of the funding and investment objectives for pension trust funds established in connection with pension plans for employees of the Corporation and its subsidiaries for the purpose of meeting the long term obligations arising from such pension plans and complying with the appropriate pension legislation;

(ii)	review and evaluate recommendations from the Pension Administrative Committee on the appointment and termination of investment managers, external auditors, actuaries, trustees and/or custodians and approve the appointment or change in such service providers;

(iii)	report to the Board on the investment of all pension trust funds of the Corporation and its subsidiaries at not fewer than two meetings each year; and

(iv)	approve material changes to the documentation for the Plans.

In giving effect to the foregoing, the Committee will approve procedures by which it will oversee and monitor the Pension Administrative Committee in its administration of the pension plans. The Committee may, with the approval of the Board, give the Pension Administrative Committee authority to make decisions within its responsibilities and duties under its terms of reference independently of direction from the Board, the Committee and senior management in circumstance where the Board is of the view that such action is necessary in order to avoid conflict between the Company’s role as administrator of the pension plans and its role as a plan sponsor or employer.

IV.	Accountability

A.	The Committee shall report to the Board at its next regular meeting all such action it has taken since the previous report.

B.	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain and compensate independent counsel and other persons having special expertise to assist it in fulfilling its responsibilities and the Corporation shall provide sufficient funding for this purpose.

C.	The Committee is authorized to communicate directly with the internal and external auditors and request the presence, at any meeting, of a representative from the external auditors, senior management, internal audit, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

V.	Committee Timetable

The timetable outlined on the following pages outlines the Committee’s schedule of activities during the year.

Audit Committee Terms of Reference

 Forward Agenda

Meeting Timing	February	April	July	October
Agenda Item:
A. Financial Reporting Control Systems
(i) Review reports from senior officers outlining changes in financial risks.	X	X	X	X
(ii) Review management letter of external auditor and Corporation’s responses to suggestions made.		X
(iii) Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
(iv) Obtain assurance from both internal and external auditors regarding the overall control environment and the adequacy of accounting system controls.	X	X	X	X
(v) Review financial statement certification process and disclosure controls and procedures.			X
(vi) Review procedures for receipt and treatment of complaints regarding accounting controls or auditing matters and confidential, anonymous submission of concerns regarding accounting or auditing matters.			X
(vii) Receive and review external auditors report on critical accounting policies.			X
B. Interim Financial Statements
(i) Review interim financial statements with Corporation prior to their release and recommend their approval to the Board.	X	X	X	X
(ii) Review management’s discussion and analysis and associated press releases, accompanying interim financial statements.	X	X	X	X
C. Annual Financial Statements and Other Financial Information
(i) Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.	X	X	X	X
(ii) Obtain summaries of significant transactions, and other potentially difficult matters whose treatment in the annual financial statements merits advance consideration.	X	X	X	X
(iii) Obtain draft annual financial statements in advance of the committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by Corporation officers.	X
(iv) Review summary of the status of any material pending or threatened litigation, claims and assessments.	X	X	X	X
(v) Discuss the annual financial statements and the auditors’ report thereon in detail with Corporation officers and the auditors.	X
(vi) Review critical accounting policies, alternative treatments of financial information and material communication between management and external auditors.	X	X	X	X
(vii) Review the annual report and other annual public information documents, including management’s discussion and analysis and earnings press release.	X
(viii) Provide to the Board a recommendation as to whether the annual financial statements should be approved.	X

Meeting Timing	February	April	July	October
Agenda Item:
(ix) Review risk management plans such as insurance programs.				X
(x) Review hedging programs and policies		X
(xi) Review actuarial funding status of Pension Plans.	X
(xii) Assess adequacy of disclosure controls and procedures.			X
D. External Audit Terms of Reference, Reports, Planning and Appointment
(i) Review the audit plan with the external auditors				X
(ii) Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.	X
(iii) Recommend to the Board the retention or replacement of the external auditors. If there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.	X
(iv) Assess independence of external auditors. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.	X
(v) Review and approve engagement of external auditors for non-audit services.	X
(vi) Review and recommend for approval to the Board the terms of engagement and the remuneration of the external auditor.		X
(vii) Review hiring policies regarding employees of external auditor.			X
E. Internal Audit Reports and Planning
(i) Review the summary report of the internal audit function for the past year.	X
(ii) Review planned activities and resources of the internal audit function for the coming year.		X
F. Governance Matters
(i) Review Audit Committee terms of reference.	X
(ii) Review key accounting and finance policies.			X
G. Material Disclosure Documents
(i) Review the contents of any material disclosure document prior to their release and recommend their approval to the Board.	X	X	X	X
H. Pension Plans
(i) Review pension committee terms of reference			X
(ii). Review pension plan Investment Guidelines and Objectives.			X
(iii) Review management reports on quarterly pension fund investment performance.	X	X	X	X
(iv) Report to board on pension fund investment performance.	X		X

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